RADCOM LTD.
24 RAOUL WALLENBERG ST.
TEL AVIV
ISRAEL 6977920

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until forty-eight (48) hours before the meeting. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until forty-eight (48) hours before the meeting. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D18833-P41973 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RADCOM LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1-6.

		For	Against	Abstain
1.	Re-election and election of directors			
1a.	Mr. Zohar Zisapel (until the third annual meeting following the Meeting)	☐	☐	☐
1b.	Ms. Mirella Kuvent (until the second annual meeting following the Meeting)	☐	☐	☐
1c.	Mr. Yaron Ravkaie (until the third annual meeting following the Meeting)	☐	☐	☐
2.	Approval of the terms of compensation to be paid to our non-executive directors:			
2a.	Approval of the cash compensation to be paid to our non-executive directors	☐	☐	☐
2b.	Approval the equity grant to Yaron Ravkaie	☐	☐	☐
2c.	Approval the equity grant to Zohar Zisapel	☐	☐	☐
3.	Approval of an amendment to the terms of compensation to be paid to the Executive Chairman of the Board of Directors	☐	☐	☐
4.	Approval of the terms of compensation to be paid to our Chief Executive Officer	☐	☐	☐
4a.	Please mark **FOR** if you are a **not a controlling shareholder** in the Company and **do not have a personal interest** in the approval of resolution number 4. **IF YOU DO NOT MARK "FOR" YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.***	☐		
5.	Approval of the equity compensation to our Chief Executive Officer	☐	☐	☐
5a.	Please mark **FOR** if you are a **not a controlling shareholder** in the Company and **do not have a personal interest** in the approval of resolution number 5. **IF YOU DO NOT MARK "FOR" YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.***	☐		
6.	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2020	☐	☐	☐

*For definition of "controling shareholder" and "personal interest" please see Item 4 to the Proxy Statement

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D18834-P41973

RADCOM LTD.
Annual Meeting of Shareholders
July 9, 2020 4:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Eyal Harari, the Company's Chief Executive Officer and Amir Hai, the Company's Chief Financial Officer, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADCOM LTD. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 4:00 PM, LDT on July 9, 2020, at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920, and any adjournment or postponement thereof.

If you do not confirm that you (i) are not a controlling shareholder and (ii) do not have a personal interest in the approval of Proposal 4 or 5 (as such terms are defined in the Proxy Statement), your shares will not be voted for Proposals 4 and 5.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Any and all proxies heretofore given by the undersigned are hereby revoked.

Continued and to be signed on reverse side